Exhibit 3.1

Certified Copy

April 2, 2014

Job Number:                   C20140403-0202

Reference Number:

Expedite: Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State’s Office, Commercial Recordings Division listed on the attached report

Document Number(s)	Description	Number of Pages
20140249726-47	Amendment	2 Pages/1 Copies

Certificate of Amendment

of

Articles of Incorporation

of Genius Brands International, Inc.

Article IV of the Company's Articles of Incorporation shall be amended by adding, the following section to the end of Article IV, Subsection 4.02 of the Articles of Incorporation, that reads as follows, subject to compliance with applicable law:

Upon the filing and effectiveness (the "Effective Time") pursuant to the Nevada Revised Statutes of this amendment to the Corporation's Articles of Incorporation, each 100 shares of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (l) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the "Reverse Stock Split"); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares up to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (''Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above."